STATE STREET CORPORATION
STATE STREET CAPITAL TRUST III

January 17, 2008

TERM SHEET

500,000 Normal APEX
State Street Capital Trust III
8.250% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, to the extent described in the prospectus supplement, by
State Street Corporation

Issuer of APEX:	State Street Capital Trust III (the "Trust").
Issuer of Preferred Stock under Stock Purchase Contract Agreement and Junior Subordinated Debentures and Guarantor of Normal APEX:	State Street Corporation (the "Company").
Size:
• 500,000 Normal APEX, liquidation amount $1,000 per security and $500,000,000 in the aggregate. The 500,000 Normal APEX, together with the 100 Trust Common Securities to be purchased by the Company, correspond to:

• 5,001 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $500,100,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 5,001 shares of Preferred Stock with an aggregate liquidation preference of $500,100,000), and
• $500,100,000 initial principal amount of Junior Subordinated Debentures.
Distributions on APEX:	Normal APEX: Payable on each Regular Distribution Date:

• from January 25, 2008 through the later of March 15, 2011 and the Stock Purchase Date, accruing at a rate equal to 8.250% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to Three-Month LIBOR for such Distribution Period plus 4.990%; and
• on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.
Stripped APEX: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:
• at the rate of 2.249% per annum, accruing for each Stripped APEX from the Regular Distribution Date immediately preceding its issuance; and
• on a cumulative basis.

Capital APEX: Payable on each Capital APEX Distribution Date prior to the Stock Purchase Date at the rate of 6.001% per annum, accruing for each Capital APEX from the Capital APEX Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Debentures to the Remarketing Settlement Date:	6.001% per annum, accruing from January 25, 2008.
Reset Caps on Remarketing of Junior Subordinated Debentures:
The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from the Remarketing Settlement Date until the earliest date on which the Junior Subordinated Debentures may be redeemed at the Company's option in the event of a successful Remarketing, plus 500 basis points, or 5.000% per annum, and the Floating Rate Reset Cap will be 440 basis points, or 4.400% per annum.
Optional Redemption of the Junior Subordinated Debentures:
Redeemable in whole or in part, at any time on or after the later of March 15, 2013 and the date that is two years after either (i) the Remarketing Settlement Date or (ii) the next succeeding March 15, June 15, September 15 or December 15 following a Failed Remarketing, as the case may be, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, including deferred interest (if any), to the date of redemption.
Redemption of the Junior Subordinated Debentures upon Certain Special Events:
Redeemable in whole but not in part (i) prior to the Stock Purchase Date upon the occurrence of a capital treatment event, investment company event, rating agency event or tax event and (ii) on or after the Stock Purchase Date and prior to the later of March 15, 2013 and the date that is two years after either (a) the Remarketing Settlement Date or (b) the next succeeding March 15, June 15, September 15 or December 15 following a Failed Remarketing, as the case may be, upon the occurrence of an investment company event or tax event.

The redemption price will be (i) 100% of the principal amount plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a capital treatment event or investment company event, and (ii) the greater of 100% of the principal amount and the applicable make-whole amount (as described below), in either case plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a rating agency event or tax event.

Make-whole Amount on the Junior Subordinated Debentures:
The sum of the present values of the remaining scheduled payments of principal and interest that would have been payable to and including (i) March 15, 2011 in the case of any redemption prior to such date, (ii) March 15, 2012 in the case of any redemption on or after March 15, 2011 and prior to March 15, 2012, if the Stock Purchase Date shall not have occurred on or prior to March 15, 2011, and (iii) otherwise March 15, 2013(discounted from their respective interest payment dates) on the Junior Subordinated Debentures to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 100 basis points.
Contract Payment Rate:	2.249% of the stated amount of $100,000 per Stock Purchase Contract per annum, accruing from January 25, 2008, calculated on the basis of a 360-day year consisting of twelve 30-day months.
Dividend Rate on the Preferred Stock:
For any Dividend Period ending on or prior to March 15, 2011, 8.250% per annum. For any Dividend Period ending after March 15, 2011, at a rate per annum that will be reset quarterly and will equal Three-Month LIBOR for the related Dividend Period plus 4.990%.
Offering Price, Proceeds before Expenses and Commissions to the Underwriters:
Initial Public Offering Price: $1,000 per Normal APEX, $500,000,000 in the aggregate.
 Proceeds to the Company before Expenses and Commissions: $1,000 per Normal APEX, $500,000,000 in the aggregate.
 Commissions to the Underwriters: $15 per Normal APEX, $7,500,000 in the aggregate.
Selected Dealer Allowance: Not applicable.
CUSIP:	85748B AB9
Trade Date:	January 17, 2008.
Settlement Date:	January 25, 2008.
Company's Estimated Total Out-of-Pocket Expenses, Excluding Underwriting Commissions:	$400,000
Expected Net Proceeds to the Company from the Offering, after Expenses and Underwriting Commissions:	$492,100,000

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer and the guarantor have filed a registration statement, including a base prospectus, and a preliminary prospectus supplement dated January 17, 2008, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus supplement in that registration statement and other documents the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

Terms are used in this term sheet with the meanings assigned to them in the prospectus supplement subject to completion, dated January 17, 2008, included in the registration statement referred to above.